Exhibit 99.1

Eltek Ltd.

20 Ben Zion Gelis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 11, 2026

To our shareholders:

You are invited to attend the annual general meeting of the shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on August 11, 2026 at 10:00 A.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	To elect Mr. Amit Foox as an external director for a three (3)-year term, effective as of August 11, 2026;

3.	To approve the extension of the exculpation letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

4.	To approve the extension of the indemnification letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation; and

6.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2025.

The Board has fixed the close of business on July 9, 2026 as the date for determining the holders of record of the Company’s ordinary shares, nominal value NIS 3.00 per share, (the “Ordinary Shares”) entitled to notice of and to vote at the Meeting and any adjournments thereof. Holders of record at the close of business on July 9, 2026 are entitled to notice of and to vote at the Meeting and any adjournments thereof.

You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, or by its transfer agent, by August 9, 2026 at 10:00 A.M. Israel time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Pursuant to the Company’s Amended and Restated Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least thirty-three percent (33%) of the total voting power attached to the Ordinary Shares then outstanding.

Items 1 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares present and voting on the proposed resolution, in person or by proxy. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which is submitted for our shareholders’ approval following approval of the Board, and which requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

Items 3 to 4 are special resolutions, which are submitted for our shareholders’ approval following approval of each of (i) the Company’s Compensation Committee and (ii) the Board, and which require the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with a Controlling shareholder or in which a Controlling shareholder has a Personal Interest requires shareholders’ approval every three (3) years.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for each of Items 2 to 4 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the Companies Law), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 A.M., Israel time, on August 9, 2026, to the attention of the Company’s Corporate Secretary, at the Company’s registered office, at 20 Ben Zion Gelis Street, Petach Tikva, Israel.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2025 described in Item 6 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the Company’s Proxy Statement furnished herewith. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that our shareholders should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company or its transfer agent no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

ii

Eltek Ltd.

20 Ben Zion Gelis Street

Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 11, 2026

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 3.0 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting of the Company’s shareholders to be held at the Company’s offices at 20 Ben Zion Gelis Street, Petach Tikva, Israel, on August 11, 2026 at 10:00 A.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Our shareholders will be asked to vote upon the following matters:

1.	To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	To elect Mr. Amit Foox as an external director for a three (3)-year term, effective as of August 11, 2026;

3.	To approve the extension of the exculpation letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

4.	To approve the extension of the indemnification letter granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2026 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation; and

6.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2025.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its transfer agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the proxy card to shareholders on or about July 14, 2026. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.

Only holders of record of Ordinary Shares at the close of business on July 9, 2026 are entitled to notice of and to vote at the Meeting. The Company had 6,720,827 Ordinary Shares issued and outstanding on June 29, 2026, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Company’s Amended and Restated Articles of Association (the “Articles”) do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders of record holding at least thirty-three percent (33%) of the total voting power attached to the Ordinary Shares then outstanding, will constitute a quorum at the Meeting.

Only holders of record of Ordinary Share as of the close of business on July 9, 2026 are entitled to notice of, and to vote at the Meeting, in person or by proxy:

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a registered shareholder), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, in order to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

•	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 10:00 A.M. Israel time, on August 9, 2026, to be validly included in the tally of Ordinary Shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board.

Votes Required.

Items 1 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares present and voting on the proposed resolution, in person or by proxy. The votes of all shareholders voting on the matter will be counted.

Item 2 is a special resolution, which is submitted for our shareholders’ approval, following approval of the Board, and which requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of the Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

Items 3 to 4 are special resolutions, which are submitted for our shareholders’ approval, following approval of each of (i) the Company’s Compensation Committee and (ii) the Board, and which require the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with a Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires our shareholders’ approval every three (3) years.

For the purposes of this Proxy Statement, “Controlling shareholder” means a person or entity that has the ability to direct the Company’s actions. For Items 2, 3 and 4, any person holding twenty-five percent (25%) or more of the voting power in the Company, provided that no other person holds fifty percent (50%) or more of the outstanding voting power in the Company, or of the rights to appoint the Company’s directors or the CEO, is considered a Controlling shareholder.

For the purposes of this Proxy Statement, “Personal Interest” means a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of such shareholder’s relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his/her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued and outstanding share capital or its voting rights, or has the right to appoint directors or the chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, 5759-1999 (the “Companies Law”) in case of a person voting by proxy for another person, Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

In accordance with the Relief Regulations, a shareholder voting at the Meeting or prior thereto by means of the enclosed Proxy Card is deemed to confirm to the Company that such shareholder does not have a Personal Interest with respect to any matter thus voted upon and that such shareholder is not a Controlling shareholder, unless such shareholder had previously delivered to the Company a written notice stating otherwise.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2025, described under Item 6 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of June 29, 2026, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 6,720,827 Ordinary Shares outstanding as of June 29, 2026.

The shareholders’ holdings reflect their voting rights. The Company’s principal shareholders do not have different voting rights than other shareholders with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Yitzhak Nissan(3)	165,223	2.46%
Nistec Golan Ltd. (3)	3,781,350	56.3%

(1)	Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 6,720,827 Ordinary Shares issued and outstanding as of June 29, 2026.
(3)	Nistec Golan Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Yitzhak Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec Ltd.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office-holders during or with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 26, 2026.

1.       ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

At the Meeting, our shareholders are requested to re-elect a slate of five (5) directors to serve on the Board. Yitzhak Nissan, Mordechai Marmorstein, Erez Meltzer and Ms. Revital Cohen-Tzemach have been nominated for re-election. Pursuant to the Articles, the number of directors in the Company (including the two (2) external directors) will be no less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders. In accordance with the Companies Law, one external director, Ms. Ilana Lurie, will continue in office until the end of her three (3) year term (on September 6, 2027) and the other external director, Mr. Gad Dovev, has resigned from his position as a director in the Company effective August 1, 2026; therefore, Mr. Amir Foox is nominated for election as an external director for an initial three (3)-year term, as described in Item 2 below.

The Companies Law provides that a nominee for a position of a director will have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director or as an independent director, if applicable. All of the proposed nominees have declared to the Company that they comply with such applicable qualifications.

The Audit Committee and the Board have determined that Mordechai Marmorstein has the accounting and financial expertise required under the Companies Law and the Relief Regulations necessary to serve as an independent director beyond the maximum nine (9) year period as set forth in the Companies Law, and therefore Mr. Marmorstein is nominated to be re-elected as an independent director.

The five (5) nominees named in this Item 1, if elected, will each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Yitzhak Nissan	77	Chairman of the Board
Mordechai Marmorstein	79	Director
Erez Meltzer	68	Director
Revital Cohen-Tzemach	43	Director

Yitzhak Nissan has served as the Chairman of the Board since November 2013 and is a member of our Banking Committee. He served as our chief executive officer from October 2014 until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a member of ILTAM (Israeli Users’ Association of Advanced Technologies in Hi-Tech Integrated Systems) Presidential Board between 2008 and 2009 and as a Presiding Member of the Israeli Association of Electronics and Software Industries between 2012 and 2022. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. In 2019 Mr. Nissan was awarded a “notable person” award by the city of Petach Tikva. Mr. Nissan holds a B.Sc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on the Board since October 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Erez Meltzer has served as on our Board since 2009, including as its chairman from 2011 to 2013. Mr. Meltzer was the Executive Chairman of Hadassah Medical Center from 2014 until the end of 2020. He is currently the CEO and the acting chairman of the board of directors of Nano-x Imaging Ltd. Mr. Meltzer also serves as a director of Hadasit Bio Holding (HBL) Ltd., Mentfield Ltd., Capital Nature Ltd., GEM Pharma Ltd., Atlasense Ltd., Supplant Ltd., Tevel Aerobotics Technologies Ltd., Xenia Ltd. and the executive chairman of the board of directors of Rivulis (Plastro) Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer has been a teaching Professor on Crisis Management at Tel Aviv University since 2008. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999. Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Revital Cohen-Tzemach has served on the Board since 2023 and had previously attended Board meetings as a non-voting observer (since 2022). From 2015 to 2023, Ms. Cohen-Tzemach was employed by the Company, first as a trainee in the office of the CEO, then as an assistant to the CEO, and finally as a special project manager; currently, Ms. Cohen-Tzemach is not engaged by the Company outside of her position on the Board. From 2008 until 2014, Ms. Cohen-Tzemach served as a branch manager for Halperin Optics Ltd., a major Israeli optics supplier. Ms. Cohen-Tzemach holds a B.Sc. degree in Optometry and an Executive M.B.A. degree from Bar-Ilan University. Ms. Cohen-Tzemach is Yitzhak Nissan’s daughter.

Each director (excluding Mr. Nissan and Ms. Cohen-Tzemach) is entitled to officers’ and directors’ insurance (as may be approved by the Company from time to time), an indemnification in the form approved by our shareholders on December 5, 2019, and an exculpation letter in the form approved by our shareholders on October 17, 2013. In addition, each director (excluding Mr. Nissan but including Ms. Cohen-Tzemach) is entitled to monetary compensation as provided in the “Permanent Amount” criteria of the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000 (the “Compensation Regulations”). Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his or her services to the Company.

Each of Mr. Nissan and Ms. Cohen-Tzemach is entitled to officers’ and directors’ insurance (as may be approved by the Compensation Committee and the Board from time to time), as well as to an indemnification agreement and an exculpation letter in the foregoing forms (the extensions of which are further subject to the periodical approval of our shareholders; with respect to Ms. Cohen-Tzemach, such extensions are contingent upon the approval of Items 3 and 4 below). Mr. Nissan is also entitled to monetary compensation, as set forth in the Amended Management Agreement by and between the Company and Nistec Ltd., which is subject to the periodical approval of our shareholders.

The Board recommends a vote FOR the election of each nominee for director named above, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the re-election of each of the nominees.

2.       Election of external director

 (Item 2 on the Proxy Card)

Under the Companies Law, public companies (such as the Company) are required to have at least two (2) external directors. Every external director must either be “professionally qualified” or have “accounting and financial expertise” (as both such terms are defined in the Companies Regulations (Conditions and Criteria for Having Accounting and Financial Expertise or for Being Professionally Qualified), 5766-2005), and at least one of the external directors of a company must have “accounting and professional expertise”. All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to exercise one or more powers of the board of directors must include at least one (1) external director.

The Companies Law provides that a person may not be appointed as an external director if: (i) such person is a relative of a Controlling shareholder; (ii) such person, his or her relative (as such term is defined in the Companies Law), partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the Company, the Controlling shareholder or its relative; (iii) in a company that does not have a Controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the company’s chairman, chief executive officer, chief financial officer or a shareholder holding at least five percent (5%) of the company’s share capital; and (iv) such person’s relative, partner, employer, supervisor, or an entity under that person’s control, has other than negligible business or professional relations with any of the persons with whom that person may not be affiliated. The term “relative” means a person’s spouse, sibling, parent, grandparent and child, as well as a child, sibling or parent of the person’s spouse, or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, a person may not serve as an external director if his or her position or other activities create or may create a conflict of interest with his or her responsibilities as director or may otherwise interfere with his or her ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not Controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if he or she is acting as an external director of the first company at such time. For a period of two (2) years from termination of office, the company or its Controlling shareholder may not give any direct or indirect benefit to the former external director.

External directors are required to be elected by a company’s shareholders. An external director’s term of office is three (3) years and may generally be extended for up to two (2) additional three (3) year terms (or more, in the event that the audit committee and the board of directors determine that the external director possesses particular expertise and makes a unique contribution to the company).

As required under Israeli law, the Company had two external directors; Ms. Ilana Lurie and Mr. Gad Dovev. Ms. Lurie, who has the requirsite “accounting and financial expertise,” was elected to serve as an external director for a third three (3)-year term at our 2024 annual general meeting of shareholders; Mr. Dovev has resigned from his position on the Board effective as of August 1, 2026. Subject to our shareholders’ approval, Mr. Foox’s initial term as an external director shall commence on August 11, 2026.

The Companies Law provides that a nominee for the position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Mr. Dovev has declared to the Company that he complies with the qualifications for appointment as an external director and that he intends to serve as an external director if elected. On July 1, 2026 the Board has determined that Mr. Foox meets the legal requirements for being appointed as an external director and is “professionally qualified” to serve as such. A brief biography of Mr. Foox is set forth below:

Amit Foox is a senior MedTech executive with more than 20 years of experience in global business development, sales leadership, and commercialization across medical device sectors including ICU, surgical, respiratory, and digital health. Mr. Foox has served as CEO of Yamir Medical Ltd. since 2023; prior to that, he was a VP Sales at Noha Capital - Oporto Carbon from 2021 to 2023, and Director of Sales and Business Development at Gordian Surgical Ltd. from 2019 to 2021. He has led international market expansion, built strategic partnerships, launched FDA and CE-approved products, and managed commercial activity across the U.S., Europe, Asia-Pacific, and Latin America. In his recent roles, Mr. Foox has served as CEO of Yamir Medical, VP Sales at Noha Capital - Oporto Carbon, and Director-level commercial leader at several healthcare and medical technology companies, where he drove fundraising, revenue growth, distributor expansion, and go-to-market strategy. Mr. Foox holds an M.B.A. degree from Ariel University and a B.A. degree in Economics and Logistics from Bar Ilan University.

Like all other directors, Mr. Foox will be entitled to: (i) director’s insurance, provided to all directors and officers, including the external directors, as approved by the Compensation Committee and as may be amended thereby from time to time, subject to the Company’s Fourth Amended and Restated Compensation Policy, as approved by our shareholders on September 18, 2025; (ii) an indemnification agreement, in the form approved by our shareholders on December 5, 2019; (iii) an exculpation letter, in the form approved by our shareholders on October 17, 2013; and (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Compensation Regulations. Mr. Foox is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service, other than as may be specifically approved in accordance with applicable law.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Mr. Amit Foox be, and hereby is, elected for an initial term as an external director, to hold office for three (3) years, effective as of August 11, 2026.”

Vote Required

The approval of this Item 2 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 2 is deemed to confirm to the Company that such shareholder does not have a Personal Interest in the extension of the compensation policy and is not a Controlling Shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10:00 A.M., Israel time, on August 9, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel.

3.       EXTENSION OF THE EXCULPATION LETTER GRANTED TO MS. Revital Cohen-Tzemach

(Item 3 on the Proxy Card)

In October 2013, our shareholders approved the Company’s undertaking to exculpate, in advance, its directors and officers from liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company (the “Exculpation Letter”). Under the Exculpation Letter, the Company exempts such director or officer, to the fullest extent permitted by applicable law, from any liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company, resulting from any action taken by such director or officer in good faith in his or her capacity as director or officer, as applicable.

In accordance with the provisions of the Companies Law, an Exculpation Letter to Ms. Cohen-Tzemach, as the daughter of our Controlling Shareholder, may remain in force and effect for a maximum period of three (3) years. In September 2023, our shareholders approved the grant of the Exculpation Letter to Ms. Cohen-Tzemach for a three (3) year period ending on September 11, 2026. Therefore, our shareholders are hereby requested to approve the extension of the Exculpation Letter to Ms. Cohen-Tzemach for an additional three (3) year period ending on September 11, 2029.

For the avoidance of doubt, the Exculpation Letter which is the subject of this proposal is identical to the form that was approved by the General Meeting of Shareholders on October 17, 2013. A copy of the Exculpation Letter approved by the General Meeting of Shareholders in October 2013 may be found in Annex C to the following link: https://www.sec.gov/Archives/edgar/data/1024672/000117891313002674/exhibit_99-1.htm.

On June 29 and July 1, 2026, the Compensation Committee and the Board, respectively, approved the extension of the Exculpation Letter to Ms. Cohen-Tzemach. The Compensation Committee and the Board believe that approval of the exculpation letter granted to Ms. Revital Cohen-Tzemach is in the Company’s best interest and unanimously granted its approval. Mr. Yitzhak Nissan and Ms. Cohen-Tzemach did not participate in the meetings of the Compensation Committee and the Board that granted such approval.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of the Exculpation Letter to Ms. Revital Cohen-Tzemach for an additional three (3)-year period ending on September 11, 2029, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 3 is deemed to confirm to the Company that such shareholder does not have a Personal Interest in the extension of the exculpation letter and is not a Controlling Shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10:00 A.M., Israel time, on August 9, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel.

4.       EXTENSION OF THE INDEMNIFICATION LETTER GRANTED TO MS. Revital Cohen-Tzemach

(Item 4 on the Proxy Card)

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify directors and officers, subject to certain conditions and limitations. In December 2019, the Company’s shareholders approved an amended indemnity agreement (the “Indemnification Letter”) granted to the Company’s directors and officers serving from time to time in such capacity, such that the Indemnification Letter shall comply with the terms of the Companies Law.

In accordance with the provisions of the Companies Law, an Indemnification Letter provided to Ms. Cohen-Tzemach, as the daughter of our Controlling Shareholder, may remain in force and effect for a maximum period of three (3) years. In September 2023, our shareholders approved the grant of the Indemnification Letter to Ms. Cohen-Tzemach for a three (3) year period ending on September 11, 2026. Therefore, our shareholders are hereby requested to approve the extension of the Indemnification Letter to Ms. Cohen-Tzemach for an additional three (3) years’ period ending on September 11, 2029.

For the avoidance of doubt, the Indemnification Letter which is the subject of this proposal is identical to the form that was approved by the General Meeting of Shareholders on December 5, 2019. A copy of the indemnification letter approved by the General Meeting of Shareholders in December 2019 may be found in Exhibit B to the following link: https://www.sec.gov/Archives/edgar/data/1024672/000117891319002546/exhibit_99-1.htm.

On June 29 and July 1, 2026, the Compensation Committee and the Board, respectively, approved the extension of the Indemnification Letter to Ms. Cohen-Tzemach. The Compensation Committee and the Board believe that approval of the indemnification letter granted to Ms. Cohen-Tzemach is in the Company’s best interest and unanimously granted its approval. Mr. Yitzhak Nissan and Ms. Cohen-Tzemach did not participate in the meetings of the Compensation Committee and the Board that granted such approval.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to approve the extension of the Indemnification Letter to Ms. Revital Cohen-Tzemach for an additional three (3) -year period ending on September 11, 2029, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the Ordinary Shares present and voting on the matter, in person or by proxy, provided that either (i) at least a majority of the Ordinary Shares voted by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, are voted in favor of the proposed resolution; or (ii) the total number of Ordinary Shares voted against the proposed resolution by shareholders who are not Controlling shareholders and who do not have a Personal Interest in the matter, does not exceed two percent (2%) of the outstanding voting power in the Company.

In accordance with the Relief Regulations, a shareholder submitting a vote for this Item 4 is deemed to confirm to the Company that such shareholder does not have a Personal Interest in the extension of the indemnification letter and is not a Controlling Shareholder, unless such shareholder has delivered the Company a notice in writing stating otherwise, no later than 10:00 A.M., Israel time, on August 9, 2026, to the attention of the Company’s Corporate Secretary, at our registered office in Israel.

5.       APPOINTMENT OF INDEPENDENT AUDITORS

(Item 5 on the Proxy Card)

The Board recommends that our shareholders approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the “Current Auditors”) as the Company’s independent auditors for the year ending December 31, 2026, and for such additional period, until the next annual general meeting of the shareholders.

The following table sets forth, for each of the years indicated, the audit and other fees paid to our independent registered public accountants. Prior to the appointment of our Current Auditors, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, served as our principal independent certified public accounting firm between December 2020 to December 2023.

Services Rendered.	2025	2024
Audit (1)	$101,500	$95,000
Audit Related Fees	$37,700	$35,000
Tax (2)	$5,800	$5,000
All other Fees (3)	$5,200	$4,900
Total	$150,200	$139,900

(1) Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2) Tax fees relate to services performed regarding tax compliance.

(3) Other fees are fees for professional services other than audit or tax related fees.

Pre-Approval Policies and Procedures

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board proposes that the following resolution be adopted:

“RESOLVED, to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and for such additional period, until the next annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to approve their compensation.”

Vote Required

The approval of this Item 5 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy.

6.       REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Company’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025 will be presented for review. On March 26, 2026, the Auditor’s Report and the Company’s Audited Consolidated Financial Statements were filed with the SEC under Form 20-F and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This Item 6 does not involve a vote of our shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

July 2, 2026